FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period ending 9 February 2004

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

CONTENTS

1. Third Quarter Results 9 February 2004
2. S198 Wellington February 2004
3. January Traffic and Capacity Statistics 4 February 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date: 9 February 2004
Sarah BillingtonManager Shareholder Services

THIRD QUARTER RESULTS 2003-2004 (unaudited)

Three months ended Nine months ended
December 31 Better/ December 31 Better/
2003 2002 (Worse) 2003 2002 (Worse)

Turnover £m 1,891 1,857 1.8% 5,706 6,013 (5.1)%

Operating profit £m 138 53 nm 373 459 (18.7)%

Operating margin % 7.3 2.9 4.4pts 6.5 7.6 (1.1)pts

Profit before tax £m 125 25 nm 185 335 (44.8)%

Retained profit for
the period £m 83 13 nm 118 205 (42.4)%

Net assets at period end £m 2,429 2,385 1.8% 2,429 2,385 1.8%

Earnings per share
Basic p 7.8 1.2 nm 11.0 19.1 (42.4)%
Diluted p 7.6 1.2 nm 11.0 18.8 (41.5)%

nm: Not meaningful

GROUP PROFIT AND LOSS ACCOUNT (unaudited)

Three months ended Nine months ended
December 31 Better/ December 31 Better/
2003 £m 2002 £m (Worse) 2003 £m 2002 £m (Worse)
Traffic Revenue
Passenger 1,614 1,574 2.5% 4,910 5,161 (4.9)%
Cargo 126 128 (1.6)% 350 373 (6.2)%
1,740 1,702 2.2% 5,260 5,534 (5.0)%
Other revenue 151 155 (2.6)% 446 479 (6.9)%
TOTAL TURNOVER 1,891 1,857 1.8% 5,706 6,013 (5.1)%
Employee costs 536 533 (0.6)% 1,585 1,576 (0.6)%
Depreciation and amortisation 171 166 (3.0)% 508 496 (2.4)%
Aircraft operating lease costs 28 43 34.9% 92 126 27.0%
Fuel and oil costs 224 223 (0.4)% 694 636 (9.1)%
Engineering and other
aircraft costs 119 136 12.5% 377 418 9.8%
Landing fees and en route charges 132 142 7.0% 420 451 6.9%
Handling charges, catering
and other operating costs 226 235 3.8% 719 737 2.4%
Selling costs 128 167 23.4% 436 579 24.7%
Accommodation, ground equipment
costs and currency differences 189 159 (18.9)% 502 535 6.2%
TOTAL OPERATING EXPENDITURE 1,753 1,804 2.8% 5,333 5,554 4.0%

OPERATING PROFIT 138 53 nm 373 459 (18.7)%
Share of operating (losses)/profits
in associates (1) nm 6 (100.0)%
TOTAL OPERATING PROFIT 137 53 nm 373 465 (19.8)%
INCLUDING ASSOCIATES

Other income and charges 9 7 28.6% 13 7 85.7%
Profit/(loss) on sale of fixed assets
and investments 5 20 (75.0)% (52) 48 nm
Interest
Net payable (53) (58) 8.6% (164) (195) 15.9%
Retranslation credits
on currency borrowings 27 3 nm 15 10 50.0%
PROFIT BEFORE TAX 125 25 nm 185 335 (44.8)%
Tax (38) (8) nm (56) (120) 53.3%
PROFIT AFTER TAX 87 17 nm 129 215 (40.0)%
Non equity minority interest* (4) (4) (11) (10) (10.0)%
PROFIT FOR THE PERIOD 83 13 nm 118 205 (42.4)%
RETAINED PROFIT FOR THE PERIOD 83 13 nm 118 205 (42.4)%
nm: Not meaningful
* Cumulative Preferred Securities

OPERATING AND FINANCIAL STATISTICS (unaudited)

Three months ended Nine months ended
December 31 Increase/ December 31 Increase/
2003 2002 (Decrease) 2003 2002 (Decrease)

TOTAL AIRLINE OPERATIONS (Note 1)

TRAFFIC AND CAPACITY

RPK (m) 25,518 24,693 3.3% 78,160 76,673 1.9%
ASK (m) 35,098 34,815 0.8% 106,041 105,443 0.6%
Passenger load factor (%) 72.7 70.9 1.8pts 73.7 72.7 1.0pts
CTK (m) 1,222 1,112 9.9% 3,313 3,217 3.0%
RTK (m) 3,775 3,582 5.4% 11,127 10,875 2.3%
ATK (m) 5,493 5,348 2.7% 16,349 16,163 1.2%
Overall load factor (%) 68.7 67.0 1.7pts 68.1 67.3 0.8pts
Passengers carried (000) 8,453 9,200 (8.1)% 27,961 29,473 (5.1)%
Tonnes of cargo carried (000) 214 202 5.9% 587 583 0.7%

FINANCIAL

Passenger revenue per RPK (p) 6.32 6.37 (0.8)% 6.28 6.73 (6.7)%
Passenger revenue per ASK (p) 4.60 4.52 1.8% 4.63 4.89 (5.3)%
Cargo revenue per CTK (p) 10.31 11.51 (10.4)% 10.56 11.59 (8.9)%
Total traffic revenue per RTK (p) 46.09 47.52 (3.0)% 47.27 50.89 (7.1)%
Total traffic revenue per ATK (p) 31.68 31.82 (0.4)% 32.17 34.24 (6.0)%
Average fuel price before hedging
(US cents/US gallon) 93.18 87.63 6.3% 91.06 81.50 11.7%

OPERATIONS

Average Manpower Equivalent (MPE) 46,952 51,171 (8.2)% 47,956 52,071 (7.9)%
ATKs per MPE (000) 117.0 104.5 12.0% 340.9 310.4 9.8%
Aircraft in service at period end 300 348 (48) 300 348 (48)

TOTAL GROUP OPERATIONS

FINANCIAL

Net operating expenditure
per RTK (p) 42.44 46.04 (7.8)% 43.92 46.67 (5.9)%
Net operating expenditure
per ATK (p) 29.16 30.83 (5.4)% 29.89 31.40 (4.8)%

Note 1: Excludes non airline activity companies, principally, Airmiles Travel Promotions Ltd, BA Holidays Ltd, BA Travel Shops Ltd, Speedbird Insurance Company Ltd and The London Eye Company Ltd.

CHAIRMANS STATEMENT

Group Performance

Group profit before tax for the three months to December 31 was £125 million; this compares with a profit of £25 million last year.

Operating profit - - at £138 million - - was £85 million better than last year. The operating margin of 7.3% was 4.4 points better than last year. The improvement in operating profit reflects improvements in revenue and cost. Capacity and traffic volumes improved against a prior-year base depressed by the run-up to the Iraq War, but this was partially offset by deterioration in passenger and cargo yield. Cost savings were delivered by the continuing implementation of the Future Size and Shape programme and other initiatives.

Group profit before tax for the nine months to December 31 was £185 million, £150 million worse than last year; operating profit - - at £373 million - - was down £86 million on the same period a year ago, primarily due to the impact on revenue of the Iraq War and SARS.

Cash inflow before financing was £582 million for the nine months, with the record closing cash balance of £1,801 million representing a £149 million increase versus March 31. Net debt fell by £638 million from March 31 to £4,511 million - - its lowest level since December 31, 1997 - - and is down £2.1 billion from the December 2001 peak.

Turnover

For the three month period, Group turnover - - at £1,891 million - - was up 1.8% on a flying programme 2.7% larger in ATKs. Passenger yields were down 0.8% per RPK; seat factor was up 1.8 points at 72.7% on capacity 0.8% higher in ASKs.

For the nine month period, turnover declined by 5.1% to £5,706 million on a flying programme 1.2% larger in ATKs. Passenger yields were down 6.7% per RPK with seat factor up 1.0 point at 73.7% on capacity 0.6% higher in ASKs.

Cargo volumes for the quarter (CTKs) were up 9.9% compared with last year, with yields (revenue/CTK) down 10.4%. For the nine month period, cargo volumes were up 3.0%, with yields down 8.9%.

Overall load factor for the quarter was up 1.7 points at 68.7%, and for the nine months up 0.8 points at 68.1%.

Costs

For the quarter, unit costs (pence/ATK) improved by 5.4% on the same period last year. This reflects a net cost reduction of 2.9% on capacity 2.7% higher in ATKs.

Significant reductions were achieved in most categories of operating cost, with selling costs down 23.4%, aircraft operating lease costs down 34.9%, engineering and other aircraft costs down 12.5%, landing fees and en route charges down 7.0% and other operating costs down 3.8%. Fuel and oil costs were flat as price increases of 6.3% were offset by hedging benefits and the impact of exchange. Depreciation and amortisation costs increased by 3.0% due to product modifications to Boeing 777 aircraft. Employee costs increased by 0.6% as manpower reductions and other efficiencies only partially offset wage, pension and National Insurance increases. Accommodation and other costs increased by 18.9% as the weakening dollar generated a charge of £27 million from the retranslation of our working capital.

For the nine months, unit costs (pence/ATK) improved by 4.8% on the same period last year. This reflects a net cost reduction of 3.7% on capacity 1.2% higher in ATKs.

Non Operating Items

Net interest expense for the quarter reduced by £5 million from last year to £53 million reflecting the impact of lower interest rates, higher cash balances and reduced debt.

Retranslation of currency borrowings generated a credit of £27 million, primarily due to yen debt, compared to a credit the previous year of £3 million. The retranslation, a non cash item required by standard accounting practice, results from the weakening of the yen against sterling.

Profit on disposals of fixed assets and investments was £5 million, down £15 million from last year, which included the disposal of our investment in Concorde International Travel, the Australian travel company.

For the nine month period net interest expense, including the impact of yen debt retranslation, was £149 million, down £36 million on last year. Loss on disposal of fixed assets and investments was £52 million, reflecting the sale of dba at a loss in the period of £83 million, (subject to final completion accounts). This compares with a profit on disposal last year of £48 million.

Earnings Per Share

The profit attributable to shareholders for the three months was £83 million, equivalent to 7.8 pence per share, compared with last years profit per share of 1.2 pence.

For the nine month period, the profit attributable to shareholders was £118 million, equivalent to 11.0 pence per share, compared with last years profit per share of 19.1 pence.

Net Debt / Total Capital Ratio

Borrowings, net of cash and short-term loans and deposits, were £4,511 million at December 31 - - down £2.1 billion from the December 2001 peak and down £638 million since the start of the year. This reflects cash inflow more than offsetting movements in gross debt, together with exchange gains of £147 million. The net debt/total capital ratio reduced by 4.7 points from March 31 to 56.0%. The net debt/total capital ratio including operating leases was down 4.6 points from March 31 to 59.6%.

During the nine months we generated a positive cashflow from operations of £791 million. After disposal proceeds, capital expenditure, dividends received, interest payments on our existing debt, and tax, cash inflow was £582 million. This represents a £517 million deterioration against last year, primarily due to the reduction in operating cashflow (£262 million), and disposal proceeds (£304 million), partially offset by reductions in interest payments (£26 million) and capital expenditure (£14 million).

Aircraft Fleet

During the quarter the Group fleet in service reduced by 12 to 300 aircraft. This reduction comprised the 5 Concordes that retired from service on October 24, 2003, 3 British Aerospace ATPs returned to lessor, and 1 British Aerospace ATP and 3 Boeing 737-400s stood down pending return to lessor.

Future Size and Shape

The implementation of our Future Size and Shape programme including the 2003 Business Plan initiatives of Customer Enabled BA and the £300 million reduction targeted in external spend, remains on track.

Forecast capital spend for the year remains on target. FSAS disposal proceeds at December 31 were £723 million (including £611 million to March 31, 2003); the remaining £177 million to achieve the £900 million target will be delivered before year end.

The Group manpower reduction since August 2001 totals 15,229 including 1,397 relating to the disposal of World Network Services and 750 relating to the disposal of dba. Against the FSAS target of 13,000, this is a reduction of 12,652.

The planned early exit from service of the British Airways CitiExpress ATP turboprop fleet moved closer with the signing of a non-binding Heads of Terms agreement with Loganair to take over the intra-Scotland flying from March 2004. At the same time, it was announced that British Airways CitiExpress would no longer operate four Isle of Man routes with the ATPs, but would retain London Gatwick and Manchester routes with different aircraft types.

Alliance Development

The roll out of the behind and beyond codeshare with American Airlines (AA) continues with further routes added in November, December and January. The number of AA operated routes that now carry the BA code has risen to 58, with the ultimate target of more than 100 expected by the end of March. The number of BA operated routes now carrying the AA code has reached 48, with a final expectation of reaching 80.

British Airways, Iberia Airlines and our franchise partner GB Airways were given exemption from competition legislation by the European Commission. The exemption allows them to share airport facilities, extend code-sharing services, coordinate sales and marketing programmes, undertake joint network planning, and coordinate capacity, pricing and cargo operations.

The implementation of closer operational and marketing links with SWISS continues, following the signing of the Memorandum of Understanding in September.

Strategic Developments

The 2004/06 Business Plan was announced on January 28, and includes a target of £300 million saving in employee costs by 2005/06, together with the continuing delivery of last years Business Plan programmes.

Outlook

Security issues are having some impact on forward bookings. Long-haul premium volumes, however, remain above last years levels but short-haul premium demand remains weak. Non-premium traffic volumes remain very sensitive to yield.

The continued delivery of our Future Size and Shape strategy and the recently announced Business Plan cost improvement programme remains central to sustained profitability.

Certain information included in these statements is forward looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward looking statements include, without limitation, projections relating to results of operations and financial conditions and the Companys plans and objectives for future operations, including, without limitation, discussions of the Companys Future Size and Shape programme, expected future revenues, financing plans and expected expenditures and divestments. All forward flooking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemize all of the many factors and specific events that could cause the Companys forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Companys SEC filings, including, without limitation the Companys Report on Form 20-F for the year ended March 2003.

GROUP BALANCE SHEET (unaudited)

December 31 March 31
2003 £m 2002 £m 2003 £m

FIXED ASSETS
Intangible assets 170 166 164
Tangible assets 8,918 9,685 9,487
Investments 540 506 524
9,628 10,357 10,175

CURRENT ASSETS
Stocks 72 102 87
Debtors 945 986 986
Cash, short-term loans and deposits 1,801 1,756 1,652
2,818 2,844 2,725
CREDITORS: AMOUNTS FALLING DUE
WITHIN ONE YEAR (2,839) (2,892) (2,904)
NET CURRENT LIABILITIES (21) (48) (179)

TOTAL ASSETS LESS CURRENT LIABILITIES 9,607 10,309 9,996

CREDITORS: AMOUNTS FALLING DUE AFTER
MORE THAN ONE YEAR
Borrowings and other creditors (5,875) (6,589) (6,441)
Convertible Capital Bonds 2005 (112) (112) (112)
(5,987) (6,701) (6,553)
PROVISION FOR DEFERRED TAX (1,115) (1,135) (1,062)
PROVISIONS FOR LIABILITIES AND CHARGES (76) (88) (107)

2,429 2,385 2,274

CAPITAL AND RESERVES
Called up share capital 271 271 271
Reserves 1,936 1,911 1,787
2,207 2,182 2,058
MINORITY INTEREST
Equity minority interest 10 9 10
Non equity minority interest 212 194 206
222 203 216

2,429 2,385 2,274

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)
Nine months ended Year Ended
December 31 March 31
2003 £m 2002 £m 2003 £m

Profit for the period 118 205 72
Other recognised gains and losses
relating to the period:
Exchange and other movements 19 (39) (38)
Total recognised gains and losses 137 166 34

These summary financial statements were approved by the Directors on February 6, 2004.

GROUP CASH FLOW STATEMENT (unaudited)
Nine months ended Year Ended
December 31 March 31
2003 £m 2002 £m 2003 £m

CASH INFLOW FROM OPERATING ACTIVITIES 791 1,053 1,185

DIVIDENDS RECEIVED FROM ASSOCIATES 25 22 23

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE (152) (178) (249)

TAX (2) (8) (7)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT (23) 178 250

ACQUISITIONS AND DISPOSALS (57) 32 29

Cash inflow before management of liquid 582 1,099 1,231
resources and financing

MANAGEMENT OF LIQUID RESOURCES (239) (556) (289)

FINANCING (408) (539) (784)

(Decrease)/increase in cash in the period (65) 4 158

NOTES TO THE ACCOUNTS
For the period ended December 31, 2003

1 ACCOUNTING CONVENTION
The accounts have been prepared on the basis of the accounting policies set out in the Report and Accounts for the year ended March 31, 2003 in accordance with all applicable United Kingdom accounting standards and the Companies Act 1985.

Nine months ended Year Ended
December 31 March 31
2003 £m 2002 £m 2003 £m
2 RECONCILIATION OF OPERATING PROFIT TO
CASH INFLOW FROM OPERATING ACTIVITIES
Group operating profit 373 459 295
Depreciation and amortisation 508 496 734
Other items not involving the movement of cash 9
Decrease in stocks and debtors 41 233 238
Decrease in creditors (109) (97) (62)
Decrease in provisions for liabilities and charges (31) (38) (20)
Cash inflow from operating activities 791 1,053 1,185

3 RECONCILIATION OF NET CASH FLOW TO
MOVEMENT IN NET DEBT
(Decrease)/increase in cash during the period (65) 4 158
Net cash outflow from decrease in debt and
lease financing 408 539 784
Cash outflow from liquid resources 239 556 289
Change in net debt resulting from cash flows 582 1,099 1,231
New finance leases taken out and hire
purchase arrangements made (91) (163) (221)
Exchange movements 147 172 135
Movement in net debt during the period 638 1,108 1,145
Net debt at April 1 (5,149) (6,294) (6,294)
Net debt at period end (4,511) (5,186) (5,149)

Three months ended Nine months ended
December 31 December 31
2003 £m 2002 £m 2003 £m 2002 £m

4 OTHER INCOME
Other 9 7 13 7
9 7 13 7

Other income and charges represented by:
Group 9 7 13 7
9 7 13 7

NOTES TO THE ACCOUNTS (Continued)
For the period ended December 31, 2003

Three months ended Nine months ended
December 31 December 31
2003 £m 2002 £m 2003 £m 2002 £m
5 PROFIT/(LOSS) ON SALE OF FIXED ASSETS AND INVESTMENTS
Net loss on disposal of dba (note 1) (83)
Net additional profit from onward disposal of go 10
Net profit on disposal of other fixed
assets and investments 5 20 31 38
5 20 (52) 48

Represented by:
Group 5 20 (53) 48
Associates 1
5 20 (52) 48

Note 1:
On June 30, 2003 British Airways completed the sale of 100% of its interest in Deutsche BA Luftfahrtgesellschaft GmbH (dba) to Intro GmbH. The loss on disposal under the terms of the sale agreement will be finalised after the completion accounts have been agreed.

6 INTEREST
Net payable:
Interest payable less amount capitalised 71 73 210 241
Interest receivable (18) (15) (46) (46)
53 58 164 195
Retranslation credits on currency
Borrowings (27) (3) (15) (10)
26 55 149 185

Net interest payable represented by:
Group 26 55 146 183
Associates 3 2
26 55 149 185

7 TAX
The tax charge for the quarter is £38 million. This represents deferred taxes in the UK. The deferred tax provision on the balance sheet of £1,115 million at December 31, 2003 (December 31, 2002: £1,135 million, March 31, 2003: £1,062 million) is not expected to become payable in the foreseeable future.

8 EARNINGS PER SHARE
Basic earnings per share for the quarter ended December 31, 2003 are calculated on a weighted average of 1,069,898,000 ordinary shares (December 31, 2002: 1,069,918,000) and for the nine months ended December 31, 2003, on a weighted average of 1,069,893,000 ordinary shares (December 31, 2002: 1,074,054,000) as adjusted for shares held for the purposes of employee share ownership plans including the Long Term Incentive Plan. Diluted earnings per share for the quarter ended December 31, 2003 are calculated on a weighted average of 1,117,946,000 ordinary shares (December 31, 2002: 1,069,918,000) and for the nine months ended December 31, 2003 on a weighted average of 1,069,893,000 ordinary shares (December 31, 2002: 1,122,145,000).

The number of shares in issue at December 31, 2003 was 1,082,802,000 (December 31, 2002: 1,082,784,000; March 31, 2003: 1,082,784,000) ordinary shares of 25 pence each.

NOTES TO THE ACCOUNTS (Continued)
For the period ended December 31, 2003
December 31 March 31
2003 £m 2002 £m 2003 £m

9 INTANGIBLE ASSETS
Goodwill 95 101 99
Landing rights 75 65 65
170 166 164

10 TANGIBLE ASSETS
Fleet 7,338 8,013 7,828
Property 1,173 1,218 1,219
Equipment 407 454 440
8,918 9,685 9,487

11 INVESTMENTS
Associated undertakings 479 432 461
Trade investments 30 43 32
Investment in own shares 31 31 31
540 506 524

12 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
Loans 180 76 57
Finance Leases 121 181 124
Hire Purchase Arrangements 349 310 362
650 567 543
Corporate tax 17 37 19
Other creditors and accruals 2,172 2,288 2,342
2,839 2,892 2,904

13 BORROWINGS AND OTHER CREDITORS FALLING DUE AFTER
MORE THAN ONE YEAR
Loans 1,096 1,284 1,275
Finance Leases 2,255 2,408 2,430
Hire Purchase Arrangements 2,199 2,571 2,441
5,550 6,263 6,146
Other creditors and accruals 325 326 295
5,875 6,589 6,441

14 RESERVES
Balance at April 1 1,787 1,745 1,745
Retained profit for the period 118 205 72
Exchange and other adjustments 19 (39) (38)
Goodwill written back on disposals 12 8
1,936 1,911 1,787

15 The figures for the three months and nine months ended December 31, 2003 and 2002 are unaudited and do not constitute full accounts within the meaning of Section 240 of the Companies Act 1985. The figures for the year ended March 31, 2003 have been extracted from the full accounts for that year, which have been delivered to the Registrar of Companies and on which the auditors have issued an unqualified audit report.

INDEPENDENT REVIEW REPORT TO BRITISH AIRWAYS Plc

Introduction
We have been instructed by the Company to review the financial information for the three months and nine months ended December 31, 2003, which comprises the Group Profit and Loss Account, Group Balance Sheet, Group Cash Flow Statement, Group Statement of Recognised Gains and Losses and Notes to the Accounts and we have read the other information contained in the third quarter results and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 Review of Interim Financial Information issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors responsibilities
The third quarter results, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months and nine months ended December 31, 2003.

Ernst & Young LLP
London

February 6, 2004

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION

The accounts have been prepared in accordance with accounting principles accepted in the United Kingdom, which differ in certain respects from those generally accepted in the United States. The significant differences are the same as those set out in the Report and Accounts for the year ended March 31, 2003, except for the implementation of FASB Interpretation No. 46 - Consolidation of Variable Interest Entities (Fin 46). British Airways is not the primary beneficiary of any Special Purpose Entities requiring consolidation as required by Fin 46. There are variable interest entities which are not yet required to be consolidated but will be consolidated within the financial statements prepared under US GAAP as at March 31, 2004.

The adjusted net income and shareholders equity applying US GAAP are set out below:

Three months ended Nine months ended
December 31 December 31
2003 £m 2002 £m 2003 £m 2002 £m

Profit for the period as reported in the
Group profit and loss account 83 13 118 205
US GAAP adjustments 87 16 195 191
Net income as so adjusted to
accord with US GAAP 170 29 313 396

Net income per Ordinary Share as so adjusted
Basic 15.9p 2.7p 29.3p 36.9p
Diluted 15.4p 2.7p 28.5p 35.8p

Net income per American Depositary Share as so adjusted
Basic 159p 27p 293p 369p
Diluted 154p 27p 285p 358p

December 31 March 31
2003 £m 2002 £m 2003 £m

Shareholders equity as reported in the Group
balance sheet 2,207 2,182 2,058
US GAAP adjustments 43 260 (126)
Shareholders equity as so adjusted to accord with
US GAAP 2,250 2,442 1,932

AIRCRAFT FLEET

Number in service with Group companies at December 31, 2003
On balance Operating leases Changes
sheet off balance sheet Total Since Future
Aircraft Dec 2003 Sept 2003 deliveries Options
AIRLINE OPERATIONS (Notes 1 & 2)

Concorde (Note 3) (5)
Boeing 747-400 57 57
Boeing 777 43 43
Boeing 767-300 (Note 4) 21 21
Boeing 757-200 13 13
Airbus A319 (Note 5) 21 12 33 3 51
Airbus A320 9 18 27 3
Airbus A321 10
Boeing 737-300 5 5
Boeing 737-400 19 5 24 (3)
Boeing 737-500 10 10
Turbo Props (Note 6) 18 18 (4)
Embraer RJ145 16 12 28 17
Avro RJ100 16 16
British Aerospace 146 5 5
GROUP TOTAL 204 96 300 (12) 16 68

Notes:
1. Includes those operated by British Airways Plc and British Airways CitiExpress.
2. Excludes 1 British Aerospace ATP and 3 Boeing 737-400s stood down pending return to lessor and
12 Jetstream 41s sub-leased to Eastern Airways.
3. The Concorde fleet retired from service on October 24, 2003.
4. Includes 2 Boeing 767-300s temporarily out of service.
5. Certain future deliveries and options include reserved delivery positions, and may be taken as any A320 family aircraft.
6. Includes 8 British Aerospace ATPs and 10 de Havilland Canada DHC-8s.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Airways Plc

2. Name of shareholder having a major interest

Wellington Management Company LLP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that persons spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Wellington Management Company LLP

5. Number of shares / amount of stock acquired

Nil

6. Percentage of issued class

7. Number of shares / amount of stock disposed

19,563,829

8. Percentage of issued class

1.80

9. Class of security

ordinary shares of 25p

10. Date of transaction

Not known

11. Date company informed

9 February 2004

12. Total holding following this notification

96,106,207

13. Total percentage holding of issued class following this notification

8.88%

14. Any additional information

15. Name of contact and telephone number for queries

Alan Buchanan, 020 8738 5119

16. Name and signature of authorised company official responsible for making this notification

Alan Buchanan, Company Secretary

Date of notification

9 February 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

TRAFFIC AND CAPACITY STATISTICS January 2004

Summary of the headline figures

In January 2004, passenger capacity, measured in Available Seat Kilometres, was 4.4 per cent above January 2003 and traffic, measured in Revenue Passenger Kilometres, was higher by 3.5 per cent. This resulted in a passenger load factor down 0.5 points versus last year, to 69.1 per cent. The increase in traffic comprised a 1.1 per cent increase in premium traffic and a 3.9 per cent increase in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, rose by 16.6 per cent. Overall load factor rose 1 point to 64.8 per cent.

Market conditions

Security issues are having some impact on forward bookings. Longhaul premium volumes, however, remain above last years levels, but shorthaul premium remains weak. Non premium traffic volumes remain very sensitive to yield.

Strategic Developments

British Airways set a target of £300 million for reduced staff costs in its business plan for 2004/06. The airline will target improvements to working practices and seek to introduce more efficiencies to lower unit costs.

The plan includes a 30 per cent reduction of employee costs in head office and support functions and 15 per cent in operational areas.

British Airways first regional transatlantic codeshare flights with American Airlines to and from the UK regions opened for sale. Daily flights from Manchester to New York and Chicago will now carry both airlines flight codes. The total number of codeshare destinations added to the BA network is 58.

The airline launched a 1000 million BA Miles give away to customers booking a British Airways business class ticket. The offer gives all passengers who book a Club Europe or Club World flight and travel between now and March 27, triple BA Miles. Passengers have to join the British Airways Executive Club to be eligible for the promotion.

British Airways chief executive Rod Eddington called for closer co-operation between governments to tackle terrorist threats.

February 4, 2004

BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

Month of January Financial year to date
April through January
BRITISH AIRWAYS GROUP Change Change
SCHEDULED SERVICES 2004 2003 (%) 2004 2003 (%)
Passengers carried (000)
UK/Europe 1564 1647 -5.0 19957 19906 +0.3
Americas 542 521 +4.0 5983 5658 +5.8
Asia Pacific 134 128 +4.8 1215 1318 -7.8
Africa and Middle East 273 247 +10.7 2331 2147 +8.6
Total 2513 2543 -1.2 29487 29029 +1.6

Revenue passenger km (m)
UK/Europe 1307 1313 -0.5 17093 16464 +3.8
Americas 3638 3552 +2.4 39971 38155 +4.8
Asia Pacific 1401 1331 +5.3 12870 13473 -4.5
Africa and Middle East 1821 1695 +7.4 15632 14512 +7.7
Total 8167 7892 +3.5 85565 82604 +3.6

Available seat km (m)
UK/Europe 2405 2337 +2.9 25265 24227 +4.3
Americas 5208 5091 +2.3 52510 51846 +1.3
Asia Pacific 1875 1725 +8.7 17729 17353 +2.2
Africa and Middle East 2339 2180 +7.3 21161 20515 +3.1
Total 11827 11332 +4.4 116665 113942 +2.4

Passenger load factor (%)
UK/Europe 54.3 56.2 -1.9 pts 67.3 67.8 -0.5 pts
Americas 69.9 69.8 +0.1 pts 76.1 73.6 +2.5 pts
Asia Pacific 74.7 77.2 -2.5 pts 72.6 77.6 -5.0 pts
Africa and Middle East 77.8 77.8 +0.0 pts 73.9 70.7 +3.2 pts
Total 69.1 69.6 -0.5 pts 73.2 72.4 +0.8 pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK) 361 309 +16.6 3650 3525 +3.6
Total RTK 1187 1111 +6.9 12254 11846 +3.4
Available tonne km (m) 1832 1742 +5.2 18133 17672 +2.6

Overall load factor (%) 64.8 63.8 +1.0 pts 67.7 67.1 +0.6 pts
* Comparative numbers from 1 July 2002 have been adjusted to remove the impact of dba following its disposal on 30 June 2003

Certain information included in this statement is forward looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward looking statements include, without limitation, projections relating to results of operations and financial conditions and the Companys plans and objectives for future operations, including, without limitation, discussions of the Companys Future Size and Shape programme, expected future revenues, financing plans and expected expenditures and divestments. All forward looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the Companys forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Companys SEC filings, including, without limitation the Companys Report on Form 20-F for the year ended March 2003.
Investor Relations
Waterside (HCB3)
PO Box 365
Harmondsworth
UB7 OGB
Tel: +44 (0) 20 8738 6947
Fax: +44(0) 20 8738 9602